Filed pursuant to Rule 433

Dated April 13, 2020

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated April 13, 2020 and the

Prospectus dated February 28, 2018

Registration No. 333-223306

Essential Utilities, Inc.

$500,000,000 2.704% Senior Notes Due 2030

$600,000,000 3.351% Senior Notes Due 2050

The information in this pricing term sheet relates only to the offering of the 2030 Notes and the 2050 Notes and should be read together with (i) the preliminary prospectus supplement, dated April 13, 2020, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Preliminary Prospectus Supplement”), and (ii) the related base prospectus dated February 28, 2018, included in the Registration Statement (File No. 333-223306), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Essential Utilities, Inc. (the “Issuer”)

Expected Ratings of Securities (Moody’s / S&P)*:	Baa2 (Stable) / A- (Stable)

Trade Date:	April 13, 2020

Settlement Date:	April 15, 2020 (T+2)

Title of Securities:	2.704% Senior Notes due 2030 (the “2030 Notes”) 3.351% Senior Notes due 2050 (the “2050 Notes”)

Principal Amount:	2030 Notes: $500,000,000 2050 Notes: $600,000,000

Maturity Date:	2030 Notes: April 15, 2030 2050 Notes: April 15, 2050

Interest Payment Dates:	2030 Notes: April 15 and October 15, commencing October 15, 2020 2050 Notes: April 15 and October 15, commencing October 15, 2020

Record Dates:	2030 Notes: April 1 and October 1 2050 Notes: April 1 and October 1

Coupon:	2030 Notes: 2.704% per annum 2050 Notes: 3.351% per annum

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Benchmark Treasury:	2030 Notes: 1.500% due February 15, 2030 2050 Notes: 2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	2030 Notes: 107-02 / 0.754% 2050 Notes: 123-17 / 1.401%

Spread to Benchmark Treasury:	2030 Notes: T + 195 basis points 2050 Notes: T + 195 basis points

Yield to Maturity:	2030 Notes: 2.704% 2050 Notes: 3.351%

Public Offering Price:	2030 Notes: 100.000% of principal amount 2050 Notes: 100.000% of principal amount

Net Proceeds (After Deducting Underwriting Discount and Before Offering Expenses):	2030 Notes: $496,750,000 2050 Notes: $594,750,000

Optional Redemption:

The 2030 Notes may be redeemed, in whole or in part, at any time prior to January 15, 2030 (three months prior to maturity) at the greater of par and make-whole at a discount rate of Treasury plus 30 basis points; par call at any time on or after January 15, 2030

The 2050 Notes may be redeemed, in whole or in part, at any time prior to October 15, 2049 (six months prior to maturity) at the greater of par and make-whole at a discount rate of Treasury plus 30 basis points; par call at any time on or after October 15, 2049

CUSIP/ISIN:	2030 Notes: 29670G AD4 / US29670GAD43 2050 Notes: 29670G AE2 / US29670GAE26

Joint Bookrunners:	PNC Capital Markets LLC RBC Capital Markets, LLC

Co-Managers:

Citizens Capital Markets, Inc.

Huntington Securities, Inc.

BofA Securities, Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Robert W. Baird & Co. Incorporated

Janney Montgomery Scott LLC

Loop Capital Markets LLC

Evercore Group L.L.C.

Boenning & Scattergood, Inc.

Conflicts of Interest:	An affiliate of PNC Capital Markets LLC is a lender under each of the Peoples Term Loan Facility, our March Term Loan Facility and our Revolving Credit Facility and will receive at least 5% of the net proceeds of this offering. In addition, respective affiliates of RBC Capital Markets, LLC, Citizens Capital Markets, Inc., Huntington Securities, Inc., BofA Securities, Inc., Wells Fargo Securities, LLC, Barclays Capital Inc., Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. are lenders under our Revolving Credit Facility and may receive at least 5% of the net proceeds of this offering. Consequently, each such underwriter is deemed to have a conflict of interest within the meaning of FINRA Rule 5121, and no such underwriter will confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holders. Pursuant to FINRA Rule 5121(a)(1)(C), the appointment of a “qualified independent underwriter” is not required in connection with this offering as the notes will be investment grade-rated by one or more nationally recognized statistical rating agencies. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request them by calling PNC Capital Markets LLC toll free at 1-855-881-0697 or RBC Capital Markets, LLC toll free at 1-866-375-6829.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.